Wolters Kluwer

06012864

File No. 82-2683

PRESS RELEASE

Contact:

Caroline Wouters
Vice President
Corporate Communications
Wolters Kluwer nv
+ 31 (0)20 6070 459
press@wolterskluwer.com

Oya Yavuz
Vice President
Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

Wolters Kluwer Shareholders Vote For the Abolishment of Depositary Receipts of Shares and Approve Dividend

Annual General Meeting of Shareholders Wolters Kluwer

Amsterdam (April 26, 2006) - Wolters Kluwer, a leading multinational publisher and information services company, announced today that the Annual General Meeting of Shareholders (AGM), held in Amsterdam, has adopted the financial statements for 2005, approved the proposed dividend, and voted for the abolishment of Depositary Receipts of shares in Wolters Kluwer nv. Furthermore, after reappointment to the Supervisory Board by the AGM, Mr. A. Baan was elected by the Supervisory Board as its Chairman. Mr. S.B. James was also appointed by the AGM as a new member of the Supervisory Board.

Several hundred shareholders and holders of Depositary Receipts were represented in person, by proxy voting, or by voting instruction at the AGM. In addressing them, Nancy McKinstry, CEO and Chairman of the Executive Board, reviewed the 2005 results, and shared her view on the success of this second year of implementation of the three-year strategy and Wolters Kluwer's progress as *The Professional's First Choice*.

Ms. McKinstry commented in her presentation: "In 2005 we met or exceeded all of our key performance targets. Organic growth results for our four largest divisions improved over the prior year driven by growth in online and software tools, good customer adoption of new products, and improved retention. Our restructuring is going well and delivering cost savings ahead of schedule. We've launched a new brand and corporate identity enabling us to meet our clients' needs as an integrated company with a rigorous customer focus. These accomplishments provide the momentum to deliver even stronger growth in 2006 and build a firm foundation for Wolters Kluwer's long term future."

Ms. McKinstry's presentation is available on www.wolterskluwer.com.

Abolishment of Depositary Receipts and Trust Office

In accordance with the shareholder vote to abolish Depositary Receipts of shares in Wolters Kluwer nv, the Articles of Association will be amended in order to terminate the issuance of Depositary Receipts by the Trust Office. This change will lead to the conversion of Depositary Receipts into ordinary shares and subsequently to the abolishment of the Trust Office, meaning current holders of Depositary Receipts will become shareholders. The Depositary Receipts will be withdrawn from listing and the corresponding ordinary shares shall be listed instead. The conversion of Depositary Receipts into ordinary shares will take place in May and June 2006, after pay out of the dividend. The termination of the issuance of Depositary Receipts by the Trust Office shall not have any consequences for Wolters Kluwer's American Depositary Receipts program.

Dividend Approved

Wolters Kluwer will pay a dividend of €0.55 (2004: €0.55) per ordinary share in cash or, at the option of the holders of (Depositary Receipts for) ordinary shares, in the form of (Depositary Receipts for) ordinary shares, chargeable to the share premium reserve, or if preferred, the other reserves. The stock dividend will be determined on May 5, 2006 (after the close of trading). The dividend will be made payable as from May 9, 2006. For more information see www.wolterskluwer.com/WK/Investors.

New Chairman Supervisory Board

Mr. A. Baan (1942, Dutch), member of the Supervisory Board of Wolters Kluwer nv, has been reappointed at the Annual General Meeting of Shareholders. As previously announced, the Supervisory Board has appointed Mr. Baan to the position of Chairman of the Supervisory Board in connection with the retirement of prior Chairman, Mr. H. de Ruiter, as of April 26, 2006.

Mr. S.B. James has been appointed as a new member of the Supervisory Board of Wolters Kluwer nv at the AGM. Mr. James (1948, Australian) is former Group Managing Director and Chief Executive Officer of Mayne Group Limited (Australia) and has broad international general management experience and extensive knowledge of the healthcare sector.

A report on the Annual General Meeting of Shareholders will shortly be available on www.wolterskluwer.com/WK/Corporate+Governance.

The Wolters Kluwer 2005 Annual Report is available online (English) and in print (English and Dutch). Please visit www.wolterskluwer.com/2005annualreport or order a copy at info@wolterskluwer.com.

If you would like to be alerted to Wolters Kluwer's press releases and events, an email alert service is available via subscription from www.wolterskluwer.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect", "should", "could", "shall", and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, legal and regulatory rules affecting Wolters Kluwer's businesses and other risks and uncertainties regarding the timing and closing of the transactions described above, including the risk that the acquisition fails to close. In addition, financial risks, such as currency movements, interest rate fluctuations, liquidity and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

About Wolters Kluwer

Wolters Kluwer is a leading multinational publisher and information services company. The company's core markets are health, corporate services, financial services, tax, accounting, legal, regulation, and education. Wolters Kluwer has annual revenues (2005) of €3.4 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, see www.wolterskluwer.com.